PUBLIC

15049645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **NELSON IVEST BROKERAGE SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 COUNTRY CLUB DRIVE
(No. and Street)

WINTER PARK	FLORIDA	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL J. GARRIS **(407) 629-6477**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

3/16

DD 3/17/15

OATH OR AFFIRMATION

I, JOEL J. GARRIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or NELSON IVEST BROKERAGE SERVICES, INC., as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

ANDREW S BALLENTINE
MY COMMISSION # EE879366
EXPIRES February 28, 2017
(407) 398-0153 FloridaNotaryService.com

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	599
Securities owned - marketable, at market value (cost $115,186)		156,338
Prepaid expenses		2,426
Receivables from brokers and dealers		186,826
	$	346,189

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	75
Commissions payable		184,776
Dividends payable		297
Settlement payable		67,000
Total liabilities		252,148
STOCKHOLDERS' EQUITY		
Common stock:		
Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding		1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding		99
Paid-in capital		50,838
Retained earnings		43,103
		94,041
	$	346,189

The Notes to Financial Statements are an integral part of this statement.